October 24, 2014

Ms. Christina DiAngelo Fettig

Senior Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management – Disclosure Review Office

100 F Street N.E.

Washington, D.C. 20549

RE:	Rand Capital Corporation – December 31, 2013 Annual Report on Form 10-K

Dear Ms. Fettig:

On behalf of Rand Capital Corporation (the “Corporation”), set forth below are the Corporation’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Corporation on September 17, 2014 relating to the December 31, 2013 Form 10-K filing. The Staff’s comments are set forth below and are followed by the Corporation’s responses.

1)	The Balance Sheet needs to separately disclose “Related Party Payables”, if any.

Response: As of the filing date there were no related party liabilities outside the normal course of business. Going forward the Corporation will include accrued profit sharing obligations if material as a separate line item.

2)	What are the components of Cash and Cash Equivalents? Are there any money market funds, other “cash-like instruments or marketable securities” in these amounts?

Response: The Corporation’s cash and cash equivalents only includes cash, and the Corporation will modify its future disclosure to state only cash, as we do not hold any “cash equivalent” type items.

3)	The Balance Sheet should include a parenthetical reference to the Notes to the Financial Statements for Commitments and Contingencies. (Article 6-04.15 of Regulation S-X)

Response: The Corporation will add the requested parenthetical reference to the Balance Sheet on future filings and provide detail in the footnotes of any Commitments or Contingencies which may exist.

Ms. Christina DiAngelo Fettig

Senior Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management – Disclosure Review Office

October 24, 2014

4)	Though immaterial to the financial statements, what is the source of the $23,400 Other Income on the Consolidated Statement of Operations?

Response: Other Income consists of the revenue associated with the amortization of financing fees charged to the portfolio companies upon successful closing of Rand SBIC financings and income associated with portfolio company board attendance fees. We will change the title of this category to state “Fee Income”. A Fee Income disclosure will be added to Footnote #2 in future filings.

5)	Parenthetically disclose and reference the balance of the undistributed Net Investment Income (Loss) included in Net Assets at the end of the period in the Consolidated Statement of Changes in Net Assets. (Article 6-09.7 of Regulation S-X)

Response: The Corporation will add the requested parenthetical reference to the Consolidated Statement of Changes of Net Assets in future filings.

6)	In the Consolidated Schedule of Portfolio Investments confirm that the “Other” category which are considered “concealed securities” complies with regulations. (Article 12-12, footnote 1 of Regulation S-X)

Response: In future filings the Corporation will provide additional detail as required on all active portfolio companies. In addition, the Corporation will review and test for the requirements of S-X 1-02(w) in the determination of those portfolio companies which may be deemed significant subsidiaries and require enhanced disclosures.

7)	Provide additional disclosures in the Consolidated Schedule of Portfolio Investments regarding the specific types of investment structures in a portfolio investment and their respective valuations. (Article 12-12, footnote 2 of Regulation S-X)

Response: The Corporation will add the requested disclosures to the Consolidated Schedule of Portfolio Investments in future filings.

8)	The Portfolio Schedule of Investments should provide a further breakdown by category and the % value compared to net assets. (Article 12-12, footnote 3 of Regulation S-X)

Response: The Corporation will add the requested disclosures to the Consolidated Schedule of Portfolio Investments in future filings.

Ms. Christina DiAngelo Fettig

Senior Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management – Disclosure Review Office

October 24, 2014

9)	Additional disclosures are required for portfolio companies deemed affiliates (5-25% ownership position) as a separate schedule. This generally requires a list of companies, their investment components, a roll forward of additions and reductions, and the amount of income/revenue that is included in the statement of operations. (Article 12-14 of Regulation S-X)

Response: The Corporation will add the requested disclosure table in future filings.

10)	What is the nature of your unconsolidated significant subsidiary, and what is its classification under Regulation S-X?

Response: The Corporation has identified the name, industry, structure of the investment and its valuation, of this Unconsolidated Significant Subsidiary in the Consolidated Schedule of Portfolio Investments; with specific reference to footnote (m). Rand will also expand its footnote disclosure to identify that this disclosure was made pursuant to 4-08(g).

11)	Please describe the aggregate tax basis of investments. (Article 12-12, footnote 11 of Regulation S-X)

Response: The Corporation will add the requested disclosures in future filings.

12)	Disclose and identify any collateral to debt/pledged securities?

Response: The Corporation will add the following disclosure to future filings: the Corporation’s wholly owned subsidiary, Rand Capital SBIC, Inc., has consented to the exercise by the SBA of all rights of the SBA under 13 C.F.R. 107.1810(i) “SBA remedies for automatic events of default” and has agreed to take all actions that the SBA may so require, which may include our automatic consent to the appointment of SBA or its designee as receiver under Section 311(c) of the Act.

13)	Does the Corporation have any ineligible assets? (Section 55a of the Investment Company Act of 1940)

Response: As all of the Corporation’s investments at the time of the investment are made into private, domestic businesses, all investments are permissible assets. This disclosure will be added to Footnote #2 in future filings.

14)	The Ratio of Expenses which includes taxes as disclosed in the schedule of selected per share data and ratios, needs to include ALL taxes that are included in the Statement of the Consolidated Statement of Operations.

Response: The Corporation will add the requested disclosures in future filings.

Ms. Christina DiAngelo Fettig

Senior Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management – Disclosure Review Office

October 24, 2014

15)	The Schedule which provides a summary of the significant unobservable inputs used to fair value the level 3 assets needs to be further detailed and broken down, such that the investment categories map back to the schedule of portfolio investments.

Response: The Corporation will add the requested disclosures in future filings.

16)	The schedule which provides a summary of the significant unobservable inputs used to fair value the level 3 should include a weighted average for the disclosure.

Response: The Corporation will add the requested disclosures in future filings.

17)	What is the status of the various escrows from portfolio exits?

Response: The Corporation has disclosed the loss of the Liazon escrow in Note 3 of the 10-Q filing for the period ending June 30, 2014.

18)	Provide rate, outstanding balances, and maturity disclosures of the SBA debentures. (Article 6-07.3 of Regulation S-X)

Response: The Corporation will add the requested disclosures in future filings.

19)	Do we count the SBA debentures as “senior securities” as determined by SEC IM Guidance? Is the SBA debt guaranteed?

Response: We have reviewed the 2014 IM guidance Update regarding Asset Coverage Requirements for BDC’s, and the Corporation does not have any such senior securities given that the only indebtedness that the Corporation currently holds, or intends to hold in the future, are SBA securities which have principal and interest guarantees of the SBA and US Government.

20)	In determining the fair value of debt and liabilities, if fair value is not selected for debt, there is a requirement to specifically state such in the filing. (Audit Guide of Investment Companies, AAG-INV 7.70)

Response: The Corporation’s only significant and material debt/liabilities are its SBA debentures. The Corporation has not adopted fair value for its outstanding SBA debentures; however the weighted average of the Corporation’s SBA Borrowings approximate fair value, as represented by September 2014 competitively priced debentures in the market which are semi-annually priced by SBA. The Corporation will add the requested disclosures in Footnote #2 of future filings discussing the most recent market rate of SBA debentures and the weighted average borrowing rate of the Corporation’s outstanding debentures.

Ms. Christina DiAngelo Fettig

Senior Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management – Disclosure Review Office

October 24, 2014

21)	The Corporation has a profit sharing plan which states that there is limit of 20% of the Corporation’s net income, as defined. How is it defined?

Response: The Corporation tests net income by adding the Net Investment Gain (excluding the projected profit sharing obligation) and the Net Realized Gain (Loss) on investment as provided in the Consolidated Statement of Operations. This will be disclosed in Footnote #2 in future filings.

22)	If any debt investments pay interest in kind (PIK), disclose the base rate of interest separate from the PIK rate of interest.

Response: The Corporation will add the requested disclosures to the Schedule of Portfolio Investment in future filings if applicable.

In connection with responding to our comments we acknowledge:

-	The Corporation is responsible for the adequacy and accuracy of the disclosure in the filings;

-	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

-	The Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we are aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Investment Management in the review of our filing or in response comments.

Thank you for your assistance in this process. If you have any additional questions please feel free to contact me.

Sincerely,

/s/ Daniel P. Penberthy

Daniel P. Penberthy

Executive Vice President/CFO